

February 23, 2011

John Bordynuik
Director and Chairman of the Board;
 President and Chief Executive Officer
JBI, Inc.
1783 Allanport Rd.
Thorold, Ontario
Canada

> **Re:** **JBI, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Amendment No. 1 to Form 10-Q for the Period Ended September 30, 2009,**
> **Amendment No. 1 to Form 10-K for the Period Ended December 31, 2009**
> **Form 8-K/A filed December 16, 2010**
> **File No. 000-52444**

Dear Mr. Bordynuik:

We have reviewed your letter dated February 15. 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed February 9, 2011

1.   Refer to our prior comment 1. We reviewed your amended Form 8-K which included changes intended to address the issues outlined in our prior comment as well as your response dated February 15, 2011. After our review, we request you amend your Forms 8-K again to address the following:

- Present the pro forma adjustments in a separate column and

- Show all pro forma adjustments on a gross basis and reference each adjustment to footnotes that clearly explain the assumptions involved. We note the currently presented adjustments labeled (a) and (b) are not presented in the requested format.

2. Refer to our prior comment 2. Please revise the filing to disclose the source of the historical balance sheet and operating results of Javaco and Pakit. We noted the dates and periods of the Javaco and Pakit financial information herein are different than those of the financial statements included in the Form 8-K/A filed December 16, 2010. Also, specifically tell us how you addressed the following request from our prior comment - given that Javaco's fiscal year end is May 31 and JBI's fiscal year end is December 31, if practicable, when preparing the fiscal 2008 pro forma income statement you should bring Javaco's income statement amounts up to within 93 days of your fiscal year end by adding subsequent interim period results to Javaco's fiscal year data and deducting the comparable preceding year interim period results. Disclose the fact that you have made these adjustments and tell investors which periods were added or subtracted.

3. Please label the pro forma combined consolidated balance sheet at page 1 of Exhibit 99.5 "As of June 30, 2009" rather than "For the Six Months Ended June 30, 2009".

4. Please revise the filing to disclose how you determined the historical and pro forma weighted average number of common shares outstanding. We note the historical weighted average share amount of 63,700,000 for JBI for the six months ended June 30, 2009 presented herein did not agree with the weighted share amount presented in the income statement included in JBI's June 30, 2009 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

"for"

Jeff Jaramillo
Accounting Branch Chief